Exhibit 99.2

                                  Interim Consolidated Financial Statements
                                  (Expressed in Canadian dollars)

                      YM BIOSCIENCES INC.

                                  Three months and six months ended
                                  December 31, 2010 and 2009
                                  (Unaudited)

YM BIOSCIENCES INC.
Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise noted)

	December 31,	June 30,
	2010	2010
	(Unaudited)

Assets

Current assets:
Cash and cash equivalents (note 3)	$25,261,196	$19,460,141
Short-term deposits (note 3)	53,451,681	26,184,991
Accounts receivable	203,163	161,184
Prepaid expenses	494,678	237,962
	79,410,718	46,044,278

Property and equipment	109,065	84,775

Intangible assets (note 5)	9,391,706	11,645,714

	$88,911,489	$57,774,767

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$1,411,962	$699,277
Accrued liabilities	3,524,184	2,085,824
Deferred revenue (note 4)	594,072	1,523,916
	5,530,218	4,309,017

Deferred revenue (note 4)	2,128,758	1,650,909

Shareholders' equity:
Share capital (note 6)	248,203,430	203,498,239
Share purchase warrants (note 7)	1,378,324	1,473,246
Contributed surplus (note 8)	14,916,826	14,088,671
Deficit	(183,246,067)	(167,245,315)
	81,252,513	51,814,841

Basis of presentation (note 1)
Commitments (note 10)

	$88,911,489	$57,774,767

See accompanying notes to unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended		Six months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Out-licensing revenue	$251,417	$687,222	$593,773	$1,411,910
Interest income	82,740	13,174	138,375	32,293
	334,157	700,396	732,148	1,444,203

Expenses:
Licensing and product development	5,289,150	2,372,946	10,498,331	4,808,994
General and administrative	3,099,952	1,699,330	5,517,058	3,483,762
	8,389,102	4,072,276	16,015,389	8,292,756

Loss before the undernoted	(8,054,945)	(3,371,880)	(15,283,241)	(6,848,553)

Loss on foreign exchange	(603,528)	(7,130)	(1,010,362)	(33,877)
Gain (loss) on short-term deposits	4,152	(6,888)	11,123	(9,106)
Gain on disposal of propertyand equipment	-	-	10,744	-
Other income	270,984	10,361	270,984	13,211
	(328,392)	(3,657)	(717,511)	(29,772)

Loss and comprehensive loss for the period	(8,383,337)	(3,375,537)	(16,000,752)	(6,878,325)

Deficit, beginning of period	(174,862,730)	(149,754,739)	(167,245,315)	(146,251,951)

Deficit, end of period	$(183,246,067)	$(153,130,276)	$(183,246,067)	$(153,130,276)

Basic and diluted loss per common share	$(0.10)	$(0.06)	$(0.19)	$(0.12)

Weighted average number of common shares outstanding	85,323,592	55,888,710	82,853,129	55,862,879

See accompanying notes to unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise noted)

	Three months ended		Six months ended
	December 31,		December 31,
	2010	2009	2010	2009
	(Unaudited)		(Unaudited)

Cash provided by (used in):

Operating activities:
Loss for the period	$(8,383,337)	$(3,375,537)	$(16,000,752)	$(6,878,325)
Items not involving cash:
Amortization of property and equipment	19,789	17,331	39,147	33,583
Amortization of intangible assets	1,127,004	265,135	2,254,008	530,271
Unrealized loss (gain) on short-term deposits	(4,152)	6,888	(11,123)	9,106
Gain on disposal of property and equipment	-	-	(10,744)	-
Stock-based compensation	399,475	118,046	999,935	514,690
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	(407,406)	87,560	(298,695)	333,595
Accounts payable, accrued liabilities and deferred revenue	1,364,785	(722,825)	1,699,050	(727,675)
	(5,883,842)	(3,603,402)	(11,329,174)	(6,184,755)

Financing activities:
Issuance of common shares on exercise of options	238,809	51,165	253,809	62,589
Issue of common shares on exercise of warrants	850,159	-	850,159	-
Net proceeds from issuance of shares	43,334,522	-	43,334,522	-
	44,423,490	51,165	44,438,490	62,589

Investing activities:
Short-term deposits	(28,374,371)	25,422	(27,255,567)	34,530,291
Property and equipment	-	(13,974)	(52,694)	(17,537)
	(28,374,371)	11,448	(27,308,261)	34,512,754

Increase (decrease) in cash and cash equivalents	10,165,277	(3,540,789)	5,801,055	28,390,588

Cash and cash equivalents, beginning of period	15,095,919	34,269,093	19,460,141	2,337,716

Cash and cash equivalents, end of period	$25,261,196	$30,728,304	$25,261,196	$30,728,304

See accompanying notes to unaudited interim consolidated financial statements.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

1.	Basis of presentation:
These unaudited interim consolidated financial statements of YM BioSciences Inc. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") for unaudited interim consolidated financial statements which, except as described in note 11, conform in all material respects to accounting principles generally accepted in the United States ("U.S. GAAP").  Accordingly, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements and notes thereto for the year ended June 30, 2010.  These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company's audited annual consolidated financial statements and notes thereto for the year ended June 30, 2010.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented.  Operating results for the three months and six months ended December 31, 2010 are not necessarily indicative of the results of operations that may be expected for the year ending June 30, 2011.

These unaudited interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities in the normal course of operations.  Management has assessed the Company's ability to continue as a going concern.  Since inception, the Company has concentrated on product licensing and development.  It has had no net earnings, minimal revenue, negative operating cash flows and has financed its activities primarily through the issuance of shares and warrants.  The Company's ability to continue as a going concern is dependent on obtaining additional investment capital and the achievement of profitable operations.  There can be no assurance that the Company will be successful in increasing revenue or raising additional investment capital to generate sufficient cash flows to continue as a going concern.  These unaudited interim consolidated financial statements do not reflect the adjustments that might be necessary to the carrying amount of reported assets, liabilities and revenue and expenses and the balance sheet classifications used if the Company were unable to continue operations in accordance with this assumption.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

1.	Basis of presentation (continued):
Taking into consideration the cash and cash equivalents and short-term deposits, management has determined that the Company has sufficient cash resources to fund its future operations beyond the next 12 months.

2.	Significant accounting policies:
Accounting policies issued but not yet adopted:
International financial reporting standards:

The Accounting Standards Board of Canada has announced that public companies in Canada are required to adopt International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011.  The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending September 30, 2011.  The Company's plan will assess the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.

3.	Cash and cash equivalents and short-term deposits:
As a condition of the March 10, 2010, as well as the December 17 and 23, 2010 prospectus financings, the Company agreed to restrict use of $56.521 million of the net proceeds raised to fund drug development activities not related to Cuba or for general purposes not related to the Cuban licensed products and technologies, except those activities expressly consented to under licenses granted by the U.S. Office of Foreign Asset Control.  As at December 31, 2010, the remaining restricted proceeds were approximately $43.624 million and unrestricted cash and cash equivalents and short-term deposits totalled approximately $35.089 million.

Cash is on deposit with Canadian Schedule A banks.  Cash equivalents consist of highly liquid bankers' acceptances issued by Canadian Schedule A banks, with terms extending up to 90 days from the date of acquisition.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

3.	Cash and cash equivalents and short-term deposits (continued):
The Company's short-term deposits consist mainly of highly liquid bankers' acceptances issued by Canadian Schedule A banks with terms extending beyond 90 days from the date of the acquisition and are held to maturity.

4.	Deferred revenue:
Deferred revenue consists of the unamortized portion of the initial license fees under the terms of licensing agreements.  These initial license fees are non-refundable and are deferred and recognized as revenue over the term of the related collaboration.  As at December 31, 2010, deferred revenue of $2,722,830 (June 30 - $3,174,825) related to an out-licensing agreement for nimotuzumab dated July 25, 2006.  The revenue recognized for the three months and six months ended December 31, 2010 was $148,518 and $451,995 (2009 - $638,440 and $1,277,929), respectively.  As a result of a revision to the estimated period of collaboration, the revenue recognition period was extended an additional three years, to July 2015.

5.	Intangible assets:

			December 31,			June 30,
			2010			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value

Acquired technologies	$ 13,524,054	$ 4,132,348	$ 9,391,706	$ 13,524,054	$ 1,878,340	$ 11,645,714

On January 29, 2010, on acquisition of Cytopia Limited, the Company recorded $13,524,054 of acquired technologies which include the intellectual property and in-process research and development of the Company's CYT 387 and CYT 997 products, as well as a number of other molecules.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

6.	Share capital:
Issued:

	Number of
	shares	Amount

Common shares:

Balance, June 30, 2010	80,359,623	$203,498,239
Issued on exercise of options	30,000	24,207

Balance, September 30, 2010	80,389,623	203,522,446
Issued on exercise of options	289,309	401,382
Issued on exercise of warrants	527,343	945,080
Issued pursuant to prospectus offering	28,750,000	43,334,522

Balance, December 31, 2010	109,956,275	$248,203,430

On December 17, 2010 and December 23, 2010, the Company completed a prospectus offering of 25,000,000 and 3,750,000 shares, respectively, for gross proceeds of U.S. $46,000,000 (Cdn. $46,493,400), resulting in net cash proceeds of U.S. $42,874,672 (Cdn. $43,334,522).

On March 10, 2010, the Company completed a prospectus offering of 14,583,000 units for gross proceeds of U.S. $17,499,600 (Cdn. $17,895,081), resulting in net cash proceeds of U.S. $15,712,614 (Cdn. $16,067,710).  Each unit consisted of one common share and one-half common share purchase warrant.  In connection with the financing, the Company issued 874,980 broker warrants having an aggregate fair value of U.S. $171,496 (Cdn. $175,371), estimated using the Black-Scholes option pricing model.  Each whole common share purchase warrant and each broker warrant entitles the warrant holder to acquire one common share at an exercise price of U.S. $1.60 per share at any time from September 10, 2010 to its expiry on March 10, 2015.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

7.	Share purchase warrants:

In connection with the March 10, 2010 financing, the Company issued 8,166,480 common share purchase warrants with an exercise price of U.S. $1.60 per common share, recorded at fair value estimated using the Black-Sholes option pricing model.  The warrants may be exercised at any time from September 10, 2010 to their expiry on March 10, 2015.

		Weighted
		average
	Number	exercise price		Amount

Outstanding, June 30, 2010 and September 30, 2010	8,166,480	$	U.S. 1.60	$1,473,246
Exercised	(527,343)	$	U.S. 1.60	(94,922)

Outstanding, December 31, 2010	7,639,137	$	U.S. 1.60	$1,378,324

8.	Contributed surplus:

Balance, June 30, 2010	$14,088,671
Stock-based compensation	600,460
Exercise of options	(9,207)

Balance, September 30, 2010	14,679,924
Stock-based compensation	399,475
Exercise of options	(162,573)

Balance, December 31, 2010	$14,916,826

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

9.	Stock-based compensation:
Stock options:

The Company has granted stock options pursuant to a stock option plan.  Under the plan, options to purchase common shares may be granted to directors, officers, employees and service providers of the Company.  As at December 31, 2010, the option exercise prices range from $0.50 to $15.27.

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended		Six months ended
	December 31,		December 31,
	2010	2009	2010	2009

Number of options issued	45,000	-	1,375,500	757,500
Risk-free interest rate	2.90%	-	1.8% - 3.0%	2.3% - 3.1%
Volatility factor	81%	-	81% - 90%	84.0% - 87.0%
Dividend rate	0%	-	0%	0%
Expected life of options	7 years	-	5 -7 years	5 - 7 years
Vesting period (months)	0 to 24	-	0 to 24	0 to 24
Weighted average fair value of options granted	$1.48	-	$1.21	$1.19
Fair value of options granted	$66,513	-	$1,661,871	$900,018

Forfeitures are accounted for on an estimated basis, based on historical trends.

Compensation cost recognized as an expense for the three months and six months ended December 31, 2010 for stock option awards was $399,475 and $999,935 (2009 - $118,046 and $514,690), respectively.  The fair value of options granted is being expensed over the vesting period of the options.

As at December 31, 2010, total compensation cost related to non-vested awards not yet recognized was $1,070,987 and the weighted average period over which it is expected to be recognized was 0.78 years.  As at December 31, 2010, the Company has 8,425,607 stock options that have been authorized but not granted.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

9.	Stock-based compensation (continued):
The following table reflects the activity under the stock option plan for the three months and six months ended December 31, 2010 and the stock options outstanding at the end of the period:

		Weighted
		average
	Number	exercise price

Outstanding, June 30, 2010	7,582,971	$2.29
Granted	1,330,500	1.63
Expired	(408,160)	4.67
Exercised	(30,000)	0.50

Outstanding, September 30, 2010	8,475,311	2.08
Granted	45,000	2.00
Expired	(163,168)	3.01
Exercised	(289,309)	0.83

Outstanding, December 31, 2010	8,067,834	2.11

Exercisable, December 31, 2010	6,795,809	$2.21

Stock appreciation rights ("SARs"):

The Company has granted stock appreciation rights ("SARs") pursuant to a bonus plan.  Under the plan, SARs may be granted to certain employees.  As at December 31, 2010, the SARs exercise prices range from $1.65 to $1.68.  The intrinsic value of each SAR granted was calculated using the closing market price as at December 31, 2010.

Compensation cost recognized as an expense for the three months and six months ended December 31, 2010 for SARs was $202,380 and $217,830 (2009 - nil and nil), respectively.

Included in accrued liabilities at December 31, 2010 is $217,830 (2009 - nil).

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

9.	Stock-based compensation (continued):
The following table reflects the activity under the SARs program for the three and six months ended December 31, 2010 and the SARs outstanding at the end of the period:

		Weighted
		average
		exercise
	Number	price

Outstanding, June 30, 2010	-	$-
Granted	490,000	1.67
Cancelled	(93,334)	1.66

Outstanding, September 30, 2010 and December 31, 2010	396,666	1.67

Exercisable, December 3,1 2010	283,333	$1.67

10.	Commitments:
In February 2009, the Company entered into two contracts for Clinical Research Organization ("CRO") services relating to clinical trials for nimotuzumab.  The first pertains to a randomized, Phase II, double-blind trial in brain metastases from non-small cell lung cancer ("NSCLC") at a cost of $1.161 million, of which approximately $503 thousand has been incurred as at December 31, 2010 and the remaining $657 thousand has yet to be incurred.  The second contract pertains to a randomized, Phase II, double-blind trial in NSCLC patients ineligible for radical chemotherapy at a cost of approximately $1.500 million, of which approximately $732 thousand has been incurred as at December 31, 2010 and the remaining $768 thousand has yet to be incurred.  The Company may cancel either contract with a 30-day notice and is obligated for services rendered by the CRO through the effective date of termination and for any closeout services furnished by the CRO after the termination of the agreement.

In addition to these contracts, the Company has entered into many additional contracts for pre-clinical and other studies, none of which individually exceeds $1 million totalling approximately $4.814 million, of which approximately $2.205 million has been paid as at December 31, 2010 and the remaining $2.609 million has yet to be incurred.  Any early termination penalties cannot exceed the amount of the contract commitment.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences:
The Company's unaudited interim consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain respects from those applied in the United States.  The following items present the impact of material differences between Canadian GAAP and U.S. GAAP on the Company's unaudited interim consolidated financial statements.

(a)	Interim consolidated statements of operations and comprehensive loss and deficit:
The following table reconciles loss for the period as reported in the unaudited interim consolidated statements of operations and comprehensive loss and deficit reported under Canadian GAAP to what would have been reported had the unaudited interim consolidated financial statements been prepared in accordance with U.S. GAAP:

	Three months ended		Six months ended
	December 31,		December 31,
	2010	2009	2010	2009

Loss for the period, based on Canadian GAAP	$(8,383,337)	$(3,375,537)	$(16,000,752)	$(6,878,325)
Amortization of acquired technologies (i)	-	265,136	-	530,271
Change in fair value of warrants (iii)	(3,326,923)	-	(6,738,820)	-

Loss for the period and comprehensive loss based on United States GAAP	$(11,710,260)	$(3,110,401)	$(22,739,572)	$(6,348,054)

Basic and diluted loss per share (ii)	$(0.14)	$(0.06)	$(0.27)	$(0.11)

Weighted average number of common shares outstanding	85,323,592	55,888,710	82,853,129	55,862,879

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):
(i)	Acquired technologies:
Under U.S. GAAP, effective for business combinations prior to July 1, 2009, the Company's acquired technologies, which primarily comprise patents and technologies which require regulatory approval to be commercialized and which have no proven alternative future uses, were considered in-process research and development and were immediately expensed upon acquisition.  The Company's acquired technologies relating to the Delex acquisition do not have an alternative future use given their specialized nature.  Under Canadian GAAP, the acquired technologies were considered to be development assets that were capitalized and amortized over their expected useful lives.

(ii)	Loss per common share:
Loss per common share has been calculated using the weighted average number of common shares outstanding during the period.  The potential effect of share options is not dilutive to the loss per common share.

(iii)
U.S. GAAP requires that the share purchase warrants with a strike price in a currency other than the Company's functional currency be classified as long-term liabilities and measured at fair value using the Black-Scholes option pricing model with changes in fair value recognized in the consolidated statement of operations.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):
(b)	Interim consolidated statement of changes in shareholders' equity:
U.S. GAAP requires the inclusion of a consolidated statement of changes in shareholders' equity for each period a statement of operations is presented.  Shareholders' equity under U.S. GAAP was as follows:

			Additional	Share
			paid-in	purchase
	Share capital	Deficit	capital	warrants	Total

Total shareholders' equity under U.S. GAAP, June 30, 2010	$203,498,239	$(170,312,215)	$12,327,559	$-	$45,513,583
Stock-based compensation	-	-	999,935	-	999,935
Issued on exercise of options	425,589	-	(171,780)	-	253,809
Issued on exercise of warrants	850,158	-	-	-	850,158
Issued pursuant to financing	43,334,522	-	-	-	43,334,522
Loss for the period	-	(22,739,572)	-	-	(22,739,572)

Total shareholders' equity under U.S. GAAP, December 31, 2010	248,108,508	(193,051,787)	13,155,714	-	68,212,435
Stock-based compensation expense (i)	-	(1,818,334)	1,761,112	-	(57,222)
Share purchase warrants (ii)	94,922	11,624,054	-	1,378,324	13,097,300

Total shareholders' equity under Canadian GAAP, December 31, 2010	$248,203,430	$(183,246,067)	$14,916,826	$1,378,324	$81,252,513

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):
(i)
Under Canadian GAAP, the Company has applied the fair value-based method of accounting for stock options granted to employees for options granted on or after July 1, 2002.  Effective July 1, 2005, the Company adopted the fair valued-based method of accounting for stock options granted to employees and directors as required by FASB Statement No. 123R.  In accordance with one of the transitional options permitted under this provision, the Company elected to apply the modified prospective application method and, accordingly, has applied the fair value-based method to all employee stock options granted on or after July 1, 2005.  Additionally, compensation cost for awards granted in prior periods for which the requisite service has not been rendered as of July 1, 2005 will be recognized in the consolidated statement of operations as the requisite service is rendered.

Prior to July 1, 2005, the Company applied the fair value-based method of accounting only to stock-based compensation provided to non-employees and the intrinsic value method of accounting for stock options granted to employees and directors in accordance with APB Opinion No. 25 and, accordingly, stock compensation expense for employees awards recorded for Canadian purposes of $1,278,955 and $480,524 for the years ended June 30, 2005 and 2004, respectively, has been reversed for U.S. GAAP purposes.

(ii)
U.S. GAAP requires that share purchase warrants with a strike price in a foreign currency other than the Company's functional currency be classified as long-term liabilities and remeasured at fair value with changes in fair value recognized in the consolidated statement of operations.

YM BIOSCIENCES INC.
Notes to Interim Consolidated Financial Statements (continued)
(Expressed in Canadian dollars, unless otherwise noted)

Three months and six months ended December 31, 2010 and 2009
(Unaudited)

11.	Canadian and United States generally accepted accounting policy differences (continued):

			Additional
			paid-in
	Share capital	Deficit	capital	Total

Total shareholders' equity under U.S. GAAP, June 30, 2009	$172,921,153	$(147,438,485)	$11,274,011	$36,756,679
Stock-based compensation	-	-	514,690	514,690
Issued on exercise of options	101,987	-	(39,398)	62,589
Loss for the period	-	(6,348,054)	-	(6,348,054)

Total shareholders' equity under U.S. GAAP, December 31, 2009	173,023,140	(153,786,539)	11,749,303	30,985,904
Stock-based compensation expense	-	(1,818,334)	1,761,112	(57,222)
In-process research and development acquired	-	7,348,185	-	7,348,185
Amortization of in-process research and development acquired	-	(4,873,588)	-	(4,873,588)

Total shareholders' equity under Canadian GAAP, December 31, 2009	$173,023,140	$(153,130,276)	$13,510,415	$33,403,279

(c)	Investment tax credits:
Canadian GAAP requires that investment tax credits relating to development costs be accounted for as a reduction of development costs.  U.S. GAAP requires such amounts to be accounted for as a reduction of income tax expense.  For the six months ended December 31, 2010, the Company recognized nil (2009 - $50,000) of investment tax credits.